Exhibit 2.6

AMENDMENT NO. 1

to the

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

dated as of September 20, 2007

This AMENDMENT NO. 1 (“Amendment No. 1”) to that certain Agreement and Plan of Merger and Reorganization (the “Agreement”), dated as of April 14, 2007, by and among Citrix Systems, Inc. (the “Parent”), PVA Acquisition Corporation (the “Merger Sub”), PVA Acquisition LLC (“LLC”), XenSource, Inc. (the “Company”), and John G. Connors, as stockholder representative, is made as of this 20th day of September, 2007, by and among Parent, Merger Sub, LLC and the Company. Unless otherwise defined herein, capitalized terms used herein shall have the respective meanings set forth in the Agreement.

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with the Agreement and the General Corporation Law of the State of Delaware and to the extent applicable the California General Corporation Law; and

WHEREAS, the parties to the Agreement wish to amend the Agreement to clarify the Agreement so that it more clearly sets forth the original intention of the parties.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises made herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The Agreement is hereby amended by adding a new definition to Section 1.1 immediately following the definition of “Assumed Company Option” as follows:

“Assumed Option Number” means the result obtained by multiplying (i) the number of shares of Company Common Stock subject to the Assumed Company Options by (ii) the Option Exchange Ratio.

2. The Agreement is hereby amended by deleting the definition of “Stock Ratio” in Section 1.1 in its entirety and replacing it with the following:

“Stock Ratio” means the quotient obtained by dividing (i) the result obtained by multiplying (x) 8,969,525 minus the Assumed Option Number by (y) the Parent Average Closing Price, by (ii) the Adjusted Merger Consideration, unless there is a Parent Nasdaq Determination in which case it shall mean the Alternative Stock Ratio; provided, however, that in all circumstances the Stock Ratio shall be adjusted so that in no event could Parent be required to issue a number of shares of Parent Common Stock that, taking into account all facts and circumstances in connection with the Merger, would require the approval of the stockholders of Parent under Rule 4350(i)(1) of the Marketplace Rules of the National Association of Securities Dealers.

3. Except to the extent amended hereby, all of the definitions, terms, provisions and conditions set forth in the Agreement are hereby ratified and confirmed and shall remain in full force and effect. The Agreement and this Amendment No. 1 shall be read and construed together as a single agreement and the term “Agreement” shall henceforth be deemed a reference to the Agreement as amended by this Amendment No. 1. This Amendment No. 1 may be signed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument. In making proof of this Amendment No. 1, it shall not be necessary to produce or account for more than one such counterpart.

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IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to be executed and delivered by their duly authorized representatives, all as of the day and year written above.

CITRIX SYSTEMS, INC.

By:	/s/ David Friedman
Name:	David Friedman
Title:	General Counsel

PVA ACQUISITION CORPORATION

By:	/s/ David Henshall
Name:	David Henshall
Title:	President

PVA ACQUISITION LLC

By:	/s/ David Friedman
Name:	David Friedman
Title:	Secretary

XENSOURCE, INC.

By:	/s/ Earl Charles
Name:	Earl Charles
Title:	CFO

STOCKHOLDER REPRESENTATIVE

By:	/s/ John G. Connors
Name:	John G. Connors